PRESS RELEASE
Amdocs Limited Reports Quarterly Revenue of $711 Million
Key highlights:
•	Second quarter revenue of $711 million, in-line with guidance of $700-$720 million

•	Second quarter non-GAAP operating income of $128 million; non-GAAP operating margin of 18.0%; GAAP operating income of $96 million

•	Second quarter diluted non-GAAP EPS of $0.50, excluding acquisition-related costs and equity-based compensation expense, net of related tax effects, in-line with guidance

•	Diluted GAAP EPS of $0.39 for the quarter

•	Free cash flow of $62 million for the quarter; included in the calculation of second quarter free cash flow was $52 million in annual employee bonus payments

•	12-month backlog of $2.37 billion at the end of the second quarter

•	Third quarter fiscal 2009 guidance: Expected revenue of approximately $670-$690 million and diluted non-GAAP EPS of $0.46-$0.50, excluding acquisition-related costs and approximately $0.04-$0.05 per share of equity-based compensation expense, net of related tax effects. Diluted GAAP EPS is expected to be approximately $0.33-$0.38
St. Louis, MO – April 22, 2009 – Amdocs Limited (NYSE: DOX) today reported that for its fiscal second quarter ended March 31, 2009, revenue was $711.1 million, a decrease of 8.2% from last year’s second quarter. Net income on a non-GAAP basis was $104.9 million, or $0.50 per diluted share, compared to non-GAAP net income of $126.6 million, or $0.58 per diluted share, in the second quarter of fiscal 2008. Non-GAAP net income excludes amortization of purchased intangible assets and equity-based compensation expenses of $24.2 million, net of related tax effects, in the second quarter of fiscal 2009 and excludes such amortization and equity-based compensation expenses of $26.8 million, net of related tax effects, in the second quarter of fiscal 2008. The Company’s GAAP net income for the second quarter of fiscal 2009 was $80.6 million, or $0.39 per diluted share, compared to

GAAP net income of $99.9 million, or $0.46 per diluted share, in the prior year’s second quarter.
“In the second quarter of fiscal 2009 difficult economic conditions continued to impact our customers’ buying decisions. Sales cycles remained extended, particularly for larger, transformational projects, and certain customers delayed commitments for new projects. We had anticipated operating in a difficult environment during the quarter and are pleased with our execution in sales, cost control and cash collections. Our second quarter revenue of $711 million and diluted non-GAAP earnings per share of $0.50 were in-line with our guidance, and we delivered on our 18% non-GAAP operating margin target for the quarter,” said Dov Baharav, chief executive officer of Amdocs Management Limited.
Baharav continued, “For the third quarter of fiscal 2009, Amdocs expects that revenue will be approximately $670-$690 million as we anticipate on-going weakness in the economic environment. We are managing our expenses under the assumption that revenue for the year could be down 10%-12% relative to fiscal year 2008, with foreign currency effects contributing roughly 3% of the decline. While we cannot yet provide a precise range for our fourth quarter revenue expectations, at this time we believe that fourth quarter revenue is likely to decline sequentially from third quarter levels.”
Baharav concluded, “While these are difficult times for our industry and for Amdocs, we signed a number of important deals in the second quarter which position us well with some key customers. We are managing expenses to protect profitability and cash flow and we are investing in our future, including in R&D, so that we can continue to provide the best products and services to our industry. We believe we are well-positioned for growth when economic conditions improve.”
In the second quarter Amdocs won new business with existing customers and new logos. These wins include new business in each of Amdocs’ four focus areas for growth: cable/satellite, managed services, emerging markets and OSS, including the examples below.
Cable/satellite

•	Amdocs signed a transformational BSS project based on the CES 7.5 portfolio with a major satellite provider in Asia-Pacific spanning billing, ordering, CRM, self-service and partner relationship management.
Managed Services
•	Clearwire selected Amdocs for a multi-year agreement for the license and implementation of Amdocs CES 7.5 products and managed services to support Clearwire’s retail and wholesale business.
Emerging markets and OSS
•	Instituto Costarricense de Electricidad (ICE), Costa Rica’s national service provider of telecommunications, will implement Amdocs OSS 7.5 to support ICE’s OSS needs, including planning, inventory and discovery, provisioning and activation, trouble ticketing, service fulfillment and service impact analysis.

•	A mobile operator in Asia-Pacific selected Amdocs OSS to support its GSM network.

•	Amdocs signed a new wireless customer in Africa for a pre-paid billing solution.
Additionally, in North America, Amdocs won a significant new Amdocs Interactive project to support a wireless customer’s on-portal digital content storefront including content management, commerce, discovery, and delivery as well as a billing consolidation project for an existing wireline customer.
Free cash flow was $62 million for the quarter, comprised of cash flow from operations of $80 million less approximately $18 million in net capital expenditures and other. Included in the calculation of second quarter free cash flow was $52 million in annual employee bonus payments.
Twelve-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities, was $2.37 billion at the end of the second quarter of fiscal 2009.
Financial Outlook
Amdocs expects that revenue for the third quarter of fiscal 2009 will be approximately $670-$690 million. Amdocs expects diluted earnings per share on a non-GAAP basis for the third quarter to be $0.46-$0.50, excluding acquisition-related costs and approximately $0.04-$0.05 per share of equity-based compensation expense, net of related tax effects. Amdocs estimates GAAP diluted earnings per share for the third quarter will be $0.33-$0.38.
Amdocs will host a conference call on April 22, 2009 at 5 p.m. Eastern Time to discuss the Company’s second quarter results. The call will be carried live on the Internet via www.InvestorCalendar.com and the Amdocs website, www.amdocs.com.
Non-GAAP Financial Measures
This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP income taxes and non-GAAP net income. These non-GAAP measures exclude the following items:
•	amortization of purchased intangible assets;

•	in-process research and development write-off;

•	restructuring charges;

•	equity-based compensation expense; and

•	tax effects related to the above.
These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.
Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP income taxes and non-GAAP net income, when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.
For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets, in-process research and development write-off, restructuring charges, equity-based compensation expense, and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these non-cash expenses in reviewing its results and those of its competitors, because the amounts of the expenses between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the expenses.
Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of service, research and development, selling, general and administrative, operating income, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments.
Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.
About Amdocs
Amdocs is the market leader in customer experience systems innovation, enabling world-leading service providers to deliver an integrated, innovative and the intentional customer experienceTM – at every point of service.  Amdocs provides solutions that deliver customer experience excellence, combining the software, service and expertise to help its customers execute their strategies and achieve service, operational and financial excellence. A global company with revenue of $3.16 billion in fiscal 2008, Amdocs has more than 17,000 employees and serves customers in more than 50 countries around the world. For more information, visit Amdocs at www.amdocs.com.
This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs ability to grow in the business markets that it serves, Amdocs ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company’s filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2008 filed on December 8, 2008 and in our quarterly 6-K furnished on February 9, 2009.
Contact:
Thomas G. O’Brien
Treasurer and Vice President of Investor Relations
Amdocs Limited
314-212-8328
E-mail: dox_info@amdocs.com

AMDOCS LIMITED
Consolidated Statements of Income
(in thousands, except per share data)

	Three months ended		Six months ended
	March 31,		March 31,
	2009	2008	2009	2008
Revenue:
License	$37,203	$32,109	$81,804	$58,326
Service	673,881	742,172	1,383,119	1,458,205

	711,084	774,281	1,464,923	1,516,531
Operating expenses:
Cost of license	569	938	1,560	1,712
Cost of service	455,997	493,956	940,048	964,697
Research and development	52,750	56,088	108,979	112,103
Selling, general and administrative	84,308	98,666	174,573	196,331

Amortization of purchased intangible assets	21,501	21,753	41,755	43,506
Restructuring charges and in-process research and development (1)	—	—	20,780	—

	615,125	671,401	1,287,695	1,318,349

Operating income	95,959	102,880	177,228	198,182

Interest (expense) income and other, net	(5,763)	8,822	(3,528)	17,638

Income before income taxes	90,196	111,702	173,700	215,820

Income taxes	9,566	11,843	18,823	20,297

Net income	$80,630	$99,859	$154,877	$195,523

Basic earnings per share	$0.40	$0.48	$0.76	$0.94

Diluted earnings per share (2)	$0.39	$0.46	$0.74	$0.89

Basic weighted average number of shares outstanding	202,671	206,759	202,561	207,437

Diluted weighted average number of shares outstanding	209,755	219,786	211,013	220,912

(1)	Restructuring charges and in-process research and development for the six months ended March 31, 2009 includes restructuring charges of $15,140, and in-process research and development of $5,640.

(2)	To reflect the impact of assumed conversion of the convertible notes, $622 and $1,486 representing interest expense and amortization of issuance costs, were added back to net income for the three and six months ended March 31, 2009, respectively, and $985 and $1,970 were added back to net income for the three and six months ended March 31, 2008, respectively, for the purpose of computing diluted earnings per share.

AMDOCS LIMITED
Selected Financial Metrics
(in thousands, except per share data)

	Three months ended		Six months ended
	March 31,		March 31,
	2009	2008	2009	2008
Revenue	$711,084	$774,281	$1,464,923	$1,516,531

Non-GAAP operating income	127,977	138,046	263,697	269,317

Non-GAAP net income	104,875	126,647	221,125	249,937

Non-GAAP diluted earnings per share (1)	$0.50	$0.58	$1.05	$1.14

Diluted weighted average number of shares outstanding	209,755	219,786	211,013	220,912

(1)	To reflect the impact of assumed conversion of the convertible notes, $622 and $1,486 representing interest expense and amortization of issuance costs, were added back to net income for the three and six months ended March 31, 2009, respectively, and $985 and $1,970 were added back to net income for the three and six months ended March 31, 2008, respectively, for the purpose of computing diluted earnings per share.

AMDOCS LIMITED
Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP
(in thousands)

	Three months ended
	March 31, 2009
		Reconciliation items
		Amortization
		of purchased	Equity based
		intangible	compensation
	GAAP	assets	expense	Tax effect	Non-GAAP

Operating expenses:
Cost of license	$569	$—	$—	$—	$569
Cost of service	455,997	—	(4,950)	—	451,047
Research and development	52,750	—	(977)	—	51,773
Selling, general and administrative	84,308	—	(4,590)	—	79,718
Amortization of purchased intangible assets	21,501	(21,501)	—	—	—

Total operating expenses	615,125	(21,501)	(10,517)	—	583,107

Operating income	95,959	21,501	10,517	—	127,977

Income taxes	9,566	—	—	7,773	17,339

Net income	$80,630	$21,501	$10,517	$(7,773)	$104,875

	Three months ended
	March 31, 2008
		Reconciliation items
		Amortization
		of purchased	Equity based
		intangible	compensation
	GAAP	assets	expense	Tax effect	Non-GAAP

Operating expenses:
Cost of license	$938	$—	$—	$—	$938
Cost of service	493,956	—	(5,431)	—	488,525
Research and development	56,088	—	(1,146)	—	54,942
Selling, general and administrative	98,666	—	(6,836)	—	91,830
Amortization of purchased intangible assets	21,753	(21,753)	—	—	—

Total operating expenses	671,401	(21,753)	(13,413)	—	636,235

Operating income	102,880	21,753	13,413	—	138,046

Income taxes	11,843	—	—	8,378	20,221

Net income	$99,859	$21,753	$13,413	$(8,378)	$126,647

AMDOCS LIMITED
Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP
(in thousands)

	Six months ended
	March 31, 2009
		Reconciliation items
		Amortization	Restructuring
		of purchased	charges and in-	Equity based
		intangible	process research	compensation
	GAAP	assets	and development	expense	Tax effect	Non-GAAP

Operating expenses:
Cost of license	$1,560	$—	$—	$—	$—	$1,560
Cost of service	940,048	—	—	(10,661)	—	929,387
Research and development	108,979	—	—	(2,039)	—	106,940
Selling, general and administrative	174,573	—	—	(11,234)	—	163,339
Amortization of purchased intangible assets	41,755	(41,755)	—	—	—	—
Restructuring charges and in-process research and development	20,780	—	(20,780)	—	—	—

Total operating expenses	1,287,695	(41,755)	(20,780)	(23,934)	—	1,201,226

Operating income	177,228	41,755	20,780	23,934	—	263,697

Income taxes	18,823	—	—	—	20,221	39,044

Net income	$154,877	$41,755	$20,780	$23,934	$(20,221)	$221,125

	Six months ended
	March 31, 2008
		Reconciliation items
		Amortization
		of purchased	Equity based
		intangible	compensation
	GAAP	assets	expense	Tax effect	Non-GAAP

Operating expenses:
Cost of license	$1,712	$—	$—	$—	$1,712
Cost of service	964,697	—	(11,713)	—	952,984
Research and development	112,103	—	(2,522)	—	109,581
Selling, general and administrative	196,331	—	(13,394)	—	182,937
Amortization of purchased intangible assets	43,506	(43,506)	—	—	—

Total operating expenses	1,318,349	(43,506)	(27,629)	—	1,247,214

Operating income	198,182	43,506	27,629	—	269,317

Income taxes	20,297	—	—	16,721	37,018

Net income	$195,523	$43,506	$27,629	$(16,721)	$249,937

AMDOCS LIMITED
Condensed Consolidated Balance Sheets
(in thousands)

	As of
	March 31,	September 30,
	2009	2008
ASSETS

Current assets
Cash, cash equivalents and short-term interest-bearing investments	$1,334,856	$1,244,378
Accounts receivable, net, including unbilled of $42,323 and $48,264 respectively	506,685	573,764
Deferred income taxes and taxes receivable	98,843	84,515
Prepaid expenses and other current assets	96,371	102,930

Total current assets	2,036,755	2,005,587

Equipment and leasehold improvements, net	292,261	317,081
Goodwill and other intangible assets, net	1,809,335	1,796,922
Other noncurrent assets	426,361	459,473

Total assets	$4,564,712	$4,579,063

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and accruals	$525,917	$600,285
Short-term portion of financing arrangements	3,660	1,660
Deferred revenue	155,553	197,851
Deferred income taxes and taxes payable	31,265	30,228

Total current liabilities	716,395	830,024

0.50% Convertible notes	1,020	450,000
Long-term loan	450,000	—
Noncurrent liabilities and other	439,651	493,848
Shareholders’ equity	2,957,646	2,805,191

Total liabilities and shareholders’ equity	$4,564,712	$4,579,063

AMDOCS LIMITED
Consolidated Statements of Cash Flows
(in thousands)

	Six months ended March 31,
	2009	2008
Cash Flow from Operating Activities:
Net income	$154,877	$195,523
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	98,491	94,202
In-process research and development	5,640	—
Loss on sale of equipment	—	65
Equity-based compensation expense	23,934	27,629
Deferred income taxes	11,258	(4,255)
Gain on repurchase of convertible notes	(2,185)	—
Excess tax benefit from equity-based compensation	(2)	(87)
Loss from short-term interest-bearing investments	4,991	1,755
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	67,244	(125,634)
Prepaid expenses and other current assets	5,905	(4,624)
Other noncurrent assets	21,725	(24,963)
Accounts payable, accrued expenses and accrued personnel	(61,315)	(11,079)
Deferred revenue	(49,005)	30,817
Income taxes payable	(15,932)	(4,694)
Noncurrent liabilities and other	(44,027)	15,790

Net cash provided by operating activities	221,599	190,445

Cash Flow from Investing Activities:
Proceeds from sale of equipment and leasehold improvements	340	673
Payments for purchase of equipment and leasehold improvements	(47,818)	(69,126)
Proceeds from sale of short-term interest-bearing investments	323,234	360,297
Purchase of short-term interest-bearing investments	(376,579)	(301,260)
Net cash paid for acquisition	(61,855)	(9,242)

Net cash used in investing activities	(162,678)	(18,658)

Cash Flow from Financing Activities:
Borrowing under long-term financing arrangements	450,000	—
Redemption of convertible notes	(330,780)	—
Repurchase of convertible notes	(116,015)	—
Repurchase of shares	(20,014)	(122,441)
Proceeds from employee stock options exercised	1,797	15,736
Borrowing under short-term financing arrangements	540	—
Payments under capital lease financing arrangements	(950)	—
Excess tax benefit from equity-based compensation	2	87

Net cash used in financing activities	(15,420)	(106,618)

Net increase in cash and cash equivalents	43,501	65,169
Cash and cash equivalents at beginning of period	718,850	615,501

Cash and cash equivalents at end of period	$762,351	$680,670

AMDOCS LIMITED
Supplementary Information
(in millions)

	Three months ended
		December 31,	September 30,	June 30,	March 31,
	March 31, 2009	2008	2008	2008	2008
North America	$539.8	$561.6	$558.7	$570.5	$541.5
Europe	105.0	111.4	150.9	133.0	135.8
Rest of World	66.3	80.8	115.7	116.8	97.0

Total Revenue	$711.1	$753.8	$825.3	$820.3	$774.3

	Three months ended
		December 31,	September 30,	June 30,	March 31,
	March 31, 2009	2008	2008	2008	2008
Customer Experience
Systems	$668.0	$701.0	$756.5	$756.9	$708.2
Directory	43.1	52.8	68.8	63.4	66.1

Total Revenue	$711.1	$753.8	$825.3	$820.3	$774.3

	As of
		December 31,	September 30,	June 30,	March 31,
	March 31, 2009	2008	2008	2008	2008
12-Month Backlog	$2,370	$2,400	$2,420	$2,420	$2,360

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